

SOLVAY

SECRETARIAT GENERAL - CORPORATE COMMUNICATIONS

03 APR -3 AM 7:21

SG-CC : MJT

The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)

03022001

SUPPL

Brussels, March 28, 2003

Attention : Special Counsel/Office of International Corporate Finance

PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

Dear Sirs,

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press release issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

Marie-Jeanne Marchal,
External & Financial Communications Officer

Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27


SOLVAY


COMMUNIQUE DE
PRESSE

82 - 2691

Contact presse Tel. : 32/2/509 72 30
e-mail : martial.tardy@solvay.com
Investor Relations Tel. : 32/2/509 60 16
e.mail : investor.relations@solvay.com
Internet : www.solvay.com

Embargo: Bruxelles, le 28 mars 2003 à 8 heures

GROUPE SOLVAY : EXCELLENTE ANNEE 2002

- **Résultat net record confirmé, en hausse de 23%**
- **Bilan très sain (ratio d'endettement net sur fonds propres de 28%)**
- **Dividende net de 1,80 EUR par action, en hausse de 0,10 EUR par rapport à 2001**

Résultats définitifs de l'année 2002

Le Groupe Solvay confirme les résultats consolidés provisoires annoncés le 11 février 2003 et clôture l'année 2002 sur un **résultat courant net** de 496 millions d'EUR, en progression de 23% par rapport aux 403 millions d'EUR de l'année 2001. Les résultats exceptionnels nets présentant un solde négligeable, le **résultat net** du Groupe atteint dès lors également 496 millions d'EUR en 2002. Les **résultats de la société mère** SOLVAY S.A s'élèvent à 220 millions d'EUR en 2002, comparés à 202 millions d'EUR en 2001.

Perspectives

Comme indiqué le 11 février 2003, le contexte géopolitique limite la visibilité en 2003. Il conviendra d'y rester attentif. La contribution de plus en plus importante des produits Pharmaceutiques et des Spécialités, alliée au renforcement de la compétitivité de ses Produits Essentiels, devrait cependant permettre au groupe Solvay de faire face.

Bilan de l'année 2002

Malgré l'acquisition d'Ausimont (1,3 milliard d'EUR) financée pour 800 millions d'EUR par des actions privilégiées, qui explique l'augmentation du besoin en fonds de roulement de quelque 400 millions d'EUR, l'endettement net du Groupe en 2002 (1.053 millions d'EUR) est resté stable par rapport à 2001, grâce au cash flow record généré (1,1 milliard d'EUR).
La situation financière du Groupe est très saine, avec un ratio d'endettement net sur fonds propres qui s'établit à 28%.
Les fonds propres (3.796 millions d'EUR à fin 2002 contre 3.939 millions d'EUR à fin 2001) et les actifs immobilisés (5.532 millions d'EUR à fin 2002 contre 6.223 millions d'EUR à fin 2001) baissent principalement suite aux variations de change du USD et des devises du Mercosur.

Dividende

Le Conseil d'Administration a décidé de proposer à l'Assemblée Générale Ordinaire du 5 juin 2003, le paiement d'un **dividende net** de 1,80 EUR par action, en hausse de 5,9% par rapport au dividende net de 2001 qui s'élevait à 1,70 EUR. Compte tenu de l'acompte de dividende payé le 13 janvier 2003 (0,70 EUR net par action), le solde (soit 1,10 EUR net par action) sera payé le 12 juin 2003 (coupon n°72).
Cette évolution s'inscrit dans la politique de dividende du Groupe qui consiste à augmenter le dividende chaque fois que possible et, si possible, ne pas le diminuer. Depuis 20 ans, le Groupe n'a jamais diminué son dividende.

Performances par action

(hors intérêt des tiers)	EUR/ACTION		2002/2001	*USD/ACTION* [1]
	2001	2002	Δ%	2002
Résultat courant net	4,72	5,53	+17%	5,80
Résultat net	4,72	5,53	+17%	5,80
Dividende net	**1,70**	**1,80**	**5,9%**	**1,89**
Dividende brut	**2,27**	**2,40**	**5,9%**	**2,52**
Cash flow	10,82	12,63	+17%	13,25
Nombre d'actions (000)	84.445	84.601	n.s.	84.601

[1] EUR = 1,0487 USD (31 décembre 2002)

*****

Le Commissaire a attesté les comptes annuels consolidés sans réserve et a confirmé que les informations comptables reprises dans ce communiqué n'appellent aucun commentaire de sa part et concordent avec lesdits comptes annuels consolidés.

GROUPE SOLVAY – RESULTATS CONSOLIDES DEFINITIFS

GROUPE SOLVAY	MILLIONS D'EUR		2002 / 2001 (EUR)	MUSD[1]
(intérêt des tiers inclus)	**2001**	**2002**	**Δ%**	**2002**
Chiffre d'affaires	8725	7918	-9%	8304
Marge brute	2444	2643	+8%	2772
EBIT	628	772	+23%	810
Charges sur endettement net	-90	-68	-24%	-71
Impôts courants	-135	-170	+26%	-178
Résultat mis en Equivalence[2]	-	-38	n.s.	-40
Résultat courant net[3]	403	496	+23%	520
Résultats exceptionnels nets	0	0	-	0
Résultat net	403	496	+23%	520
dont part des Tiers	*5*	*28*	*n.s.*	*29*
dont part de Solvay	*398*	*468*	*+17%*	*491*
Amortissements	522	604	+16%	633
Cash flow	925	1100	+19%	1153
Dépenses d'investissements	2627[4]	625	n.s.	655
Recherche et Développement	341	397	+16%	416

(1) 1 EUR = 1,0487 USD (31 décembre 2002) (2) Les résultats des participations du Groupe dans les joint ventures en polyéthylène haute-densité avec BP ont été mis en équivalence en 2002 (3) Pour rappel, en 2001, les goodwills relatifs à l'intégration des polymères spéciaux de BP (185 millions d'Euros) et d'Ausimont (759 millions d'Euros) ont été portés en déduction des fonds propres avec l'accord de la Commission Bancaire et Financière. Sans cette imputation les amortissements, basés sur des durées de vie de 15 ans pour les polymères spéciaux de BP et de 40 pour les produits fluorés d'Ausimont, auraient été plus élevés de 31 millions d'Euros, et le résultat moindre du même montant. (4) Y compris l'acquisition d'Ausimont (1,3 milliard d'EUR) et l'acquisition, par échange d'activités, des polymères spéciaux de BP (606 millions d'EUR).

RESULTATS PAR SECTEUR D'ACTIVITES

Millions d'EUR	Chiffre d'affaires			EBIT		
	2001	2002	2002 / 2001 Δ%	2001	2002	2002 / 2001 Δ%
Pharmaceutique	1.769	1.863	+5%	203	230	+13%
Chimique	2.751	2.636	-4%	286	235	-18%
Plastiques	2.624[1]	1.940	-26%	70 [1]	234	+234%
Transformation	1.581	1.479	-6%	68	73	+7%
GROUPE	8.725	7.918	-9%	628	772	+23%

(1) En 2001, les participations de Solvay dans les joint ventures en HDPE avec BP affichaient un chiffre d'affaires de 1.221 millions d'EUR et un EBIT de -27 millions d'EUR.

BILAN CONSOLIDÉ DEFINITIF APRÈS RÉPARTITION : CHIFFRES CLÉS

Millions d'EUR	2001	2002
Actifs Immobilisés	6.223	5.532
Besoin en Fonds de roulement net	621	1.006
Fonds Propres	3.939	3.796
dont Intérêts des Tiers	*944*	*909*
Endettement net	1.050	1.053
Taux d'endettement net	27%	28%

RESULTATS DEFINITIFS DE LA MAISON MERE SOLVAY S.A.

Millions d'EUR	2001	2002
Bénéfice net de l'exercice	202	220
Transferts aux réserves immunisées	-	-
Bénéfice à affecter	202	220

Publication trimestrielle des résultats et adoption des normes internationales de comptabilité

Les comptes 2002 du Groupe Solvay ont été établis selon les normes belges de comptabilité (Belgian GAAP). En 2003, le Groupe Solvay adoptera les normes IFRS (International Financial Reporting Standards). Une simulation des comptes 2002, retraités en IFRS, sera encartée dans le rapport annuel 2002, disponible sur Internet (www.solvay-investors.com) début avril 2003. Par ailleurs, le Groupe publiera le 30 avril prochain ses résultats du 1er trimestre 2003.

Dates-clés de la communication financière en 2003 :

- 30 avril 2003 : résultats du 1er trimestre 2003 et réunion annuelle des analystes et investisseurs
- 5 juin 2003 : Assemblée Générale
- 31 juillet 2003 : résultats du 2ème trimestre 2003
- 31 octobre 2003 : résultats du 3ème trimestre 2003

Pour obtenir des informations complémentaires : Solvay Investor Relations,
Tél. 32-2-509.60.16, Fax. 32-2-509.72.40, E-mail : investor.relations@solvay.com , Website : www.solvay-investors.com
Dit persbericht is ook in het Nederlands beschikbaar - This press release is also available in English